September 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Julia Griffith
John Dana Brown
Rolf Sundwall
Michelle Miller

Re:	Aurora Acquisition Corp.
Registration Statement on Form S-4
Filed August 3, 2021
File No. 333-258423

Ladies and Gentlemen:

On behalf of Aurora Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated August 30, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4. In connection with such responses, the Company is concurrently filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not defined in this letter have the meaning given in the Amended Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Registration Statement on Form S-4 filed August 3, 2021

Summary of the Proxy Statement/Prospectus, page 29

1.

Please provide a Q&A, or furnish information in the Summary, quantifying the aggregate dollar amount and describing the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for Aurora’s and Better’s officers and directors, if material.

Response to Comment 1:

The Company advises the Staff that it has included a statement regarding the aggregate dollar amount and describing the nature of what the Sponsor, its officers and its directors have at risk subject to the completion of the proposed business combination on page 13 of the Amended Registration Statement. The Company hereby informs the Staff that, as of the date of this response to the Comment Letter, with the exception of the loan represented by the amended and restated promissory note described on pages 181, 279 and 362 of the Amended Registration Statement, no loans have been extended by the Sponsor and its affiliates, no fees are due to the Sponsor and its affiliates in the event that the Business Combination is consummated, and that there are no out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Additionally the Company’s officers and directors have no such reimbursement and Better’s officers and directors have no such reimbursement.

Summary of the Proxy Statement/Prospectus, page 29

2.

Please clarify in the Q&A or the Summary that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response to Comment 2:

The Company advises the Staff that it has revised pages 141, 142 and elsewhere in the Amended Registration Statement to clarify that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Summary of the Proxy Statement/Prospectus, page 29

3.

Please revise the Summary to add diagrams depicting the pre-combination organizational structure of both Aurora and Better, and the post-combination organizational structure of the combined company. Also, please ensure that these diagrams, as applicable, clearly identify ownership percentages of the different security holder groups, such as the sponsor, the public shareholders of Aurora, existing shareholders of Better, the PIPE Investors and the Sponsor Related PIPE Investors under both no and maximum redemption scenarios.

Response to Comment 3:

The Company advises the Staff that it has revised pages 33, 35 and 36 of the Amended Registration Statement in response to the Staff’s comment 3.

Summary of the Proxy Statement/Prospectus, page 29

4.

Also in the Summary, please include a discussion clearly explaining the steps to the transactions, beginning with the Domestication and including each of the mergers and the other transactions necessary to consummate the Merger Agreement.

Response to Comment 4:

The Company advises the Staff that it has provided a summary explaining the steps to the transactions, beginning with the Domestication and including each of the mergers necessary to consummate the Merger on page 36 of the Amended Registration Statement in response to the Staff’s comment 4.

Summary of the Proxy Statement/Prospectus, page 29

5.

Please revise your disclosure regarding growth where it first appears on page 30 and throughout the proxy statement/prospectus to ensure that your descriptions of the company’s growth are balanced. For example, we note that the company’s disclosure reflects significant growth following the COVID-19 outbreak and related economic impacts, which may represent an anomaly for the home mortgage market, and could be an anomaly for the company in light of its operating history and net losses. Please revise to provide a more detailed and prominent discussion of the risks that recent growth may not be indicative of future experience.

Response to Comment 5:

The Company advises the Staff that it has revised the disclosure in various sections of the Amended Registration Statement, including pages 34, 72, 73, 285, 286 and elsewhere therein, in response to the Staff’s comment 5.

Summary of the Proxy Statement/Prospectus, page 29

6.	Please revise the table on page 40 to separately disclose the percentages held by the Sponsor and the Sponsor Related PIPE Investors.

Response to Comment 6:

The Company advises the Staff that it has revised page 15 and 47 of the Amended Registration Statement in response to the Staff’s comment 6 on the basis that there are no Sponsor Related PIPE Investors as of the date of this response to the Comment Letter and Amended Registration Statement. The Company has further revised the Amended Registration Statement to delete all references to the Sponsor Related PIPE Investors.

Summary of the Proxy Statement/Prospectus, page 29

7.	Please provide a Q&A or include a discussion in the Summary explaining the basis for the board determining it was not necessary to obtain a fairness opinion for the business combination.

Response to Comment 7:

The Company advises the Staff that it has revised pages 12, 13, 188 and 191 of the Amended Registration Statement in response to the Staff’s comment 7.

Redemption Rights, page 41

8.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response to Comment 8:

In response to the Staff’s comment 8, the Company has provided additional disclosure on pages 15 and 47 of the Amended Registration Statement noting that, as described elsewhere in the Amended Registration Statement, as a result of the Sponsor purchasing the total number of shares that Aurora public shareholders redeem pursuant to the Redemption Subscription Agreement, the consideration and per share value of the shares owned by non-redeeming shareholders of the Company under a maximum redemption scenario is the same as in a no redemption scenario—the difference is the ownership of the Sponsor and Aurora unaffiliated public shareholders in Better Home & Finance.

Redemption Rights, page 41

9.

Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by the founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any necessary assumptions.

Response to Comment 9:

In response to the Staff’s comment, the Company has included disclosure on pages 23-26 of the Amended Registration Statement to disclose the sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination by quantifying the impact of each significant source of dilution, including the amount of equity held by Aurora’s founders, convertible securities, and warrants retained by redeeming shareholders.

Selected Historical Financial Information of Better, page 54

10.

You state that the historical consolidated balance sheet as of December 31, 2020 and 2019 are derived from Better’s audited consolidated financial statements included elsewhere in the proxy statement prospectus. However no balance sheet information is presented.

Please include and or revise your disclosure accordingly.

Response to Comment 10:

The Company acknowledges the Staff’s comment 10 and respectfully advises the Staff that page 63 of the Amended Registration Statement have been revised in response to the Staff’s comment.

Risk Factors, page 62

11.

Please revise the Risk Factor on page 62 to quantify the portion of your business attributable to refinancing loans, and explain to what extent you have been able to alter the company’s business model towards less interest rate sensitive lines of business.

Response to Comment 11:

The Company acknowledges the Staff’s comment 11 and respectfully advises the Staff that pages 70, 71 and 315 of the Amended Registration Statement have been revised in response to the Staff’s comment.

Risk Factors, page 62

12.

Please expand your discussion of Better’s integrated relationship with Ally Bank to more fully explain in greater detail the material terms and conditions of the relationship, and the reasons that disruption to the relationship could be expected to have a material adverse impact on your business. If applicable, quantify any fees and how they are calculated. Here or in the section describing Better’s business, quantify the portion of your business that is dependent on the integrated relationship with Ally Bank, and file any written agreements between Ally Bank and Better as material contracts, or advise. If there are no written agreements governing the relationship, please disclose that in the risk factor on page 64. Also, please expand the disclosure in the Risk Factor on page 70 to explain what percentage of your business is currently done via the private label mechanism with Ally Bank, and whether you currently intend, as you discuss on page 293, to make this a more significant revenue model in the future.

Response to Comment 12:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes additional disclosure regarding Ally is neither necessary nor material to an investor’s understanding of Better’s business or risks related to the Better’s business. For the six months ended June 30, 2021 and the year ended December 31, 2020, revenue attributable to Ally represented less than 10% of the revenue of Better. As disclosed in “Risk Factors—Risks Related to Better’s Business—Risks Related to Our Operating History, Business Model, Growth and Financial Condition—We may be subject to liability in connection with loans we deliver to Ally Bank or other third parties, which could materially and adversely affect our business, financial condition, results of operations, and prospects.” and “Better’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model—Home Finance Mortgage Platform Revenue Model”, Better aims to engage new customers and expects to enter into similar arrangements with additional customers. As a result, Better believes that the proportion of its business represented by Ally will become less significant in the future and, accordingly, that the percentage of revenue attributable to Ally will continue to decline as additional customers are engaged. The Company has updated the disclosure on page 79 of the Amended Registration Statement, including to indicate that Ally accounted for less than 10% of revenue of Better for the six month period ended June 30, 2021 and the year ended December 31, 2020.

Although Ally was Better’s only integrated relationship as of June 30, 2021, Better had 11 other B2B advertising relationships in the customer acquisition channel as of such date. Accordingly, the Company respectfully advises the Staff that Better’s B2B relationships are currently more expansive than Ally in this respect and Better continues to pursue further opportunities.

The Company also respectfully advises the Staff that any written agreements between Ally and Better are those that ordinarily accompany the kind of business conducted by Better and that Better Home & Finance will not be “substantially dependent” on any of such agreements. Accordingly, the Company believes that such agreements do not constitute material contracts under Item 601(b)(10) of Regulation S-K, and, as such, are not required to be filed. In support of this position, the Company notes that Item 601(b)(10)(ii) of Regulation S-K provides, in relevant part, that contracts do not need to be filed if they are entered into in the ordinary course of the registrant’s business and do not fall within any of the exceptions cited. For the foregoing reasons, the Company believes that any written agreements between Ally and Better are not required to be filed as material agreements under Item 601(b)(10) of Regulation S-K.

Risk Factors, page 62

13.

Expand the Risk Factor at the top of page 72 to summarize what tasks the company’s 6,500 employees are hired to perform. We note in this regard that the company describes itself as “digital first.” Please provide further information about what types of employees the company is seeking to hire, and where they are located.

Response to Comment 13:

The Company advises the Staff that pages 34, 72, 305 and 306 of the Amended Registration Statement have been revised in response to the Staff’s comment 13.

Risk Factors, page 62

14.

We note your disclosure on page 131 that your prospectus includes industry and market data obtained from sources outside the company. To the extent that you have relied on any reports or studies that you commissioned from third party sources to support your disclosure, please provide the consents of these third parties with your next amendment or tell us why you believe that you are not required to do so.

Response to Comment 14:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not relied on any reports or studies that the Company commissioned from third party sources to support the Company’s disclosure. The industry and market data used by the Company is publicly available, with the exception of information from Mortgage Bankers Association (“MBA”) performance reports and weekly applications surveys, for which consent has been received but is not provided because none of which were commissioned by, or prepared specifically for, the Company or Better.

Risk Factors, page 62

15.

Please disclose the material risks to the unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. The risks may include the lack of a fairness opinion or other third party valuation, and the absence of the due diligence an underwriter would provide or the liability for material misstatements or omissions to which an underwriter would be subject.

Response to Comment 15:

In response to the Staff’s comment 15, the Company has added disclosure to page 138 of the Amended Registration Statement to state the material risks to public stockholders presented by taking Better public through a merger rather than an underwritten offering. In addition, the basis on which the Company’s board of directors determined to proceed with the Business Combination without a fairness opinion or other third party valuation in addressed in response to the Staff’s Comment 7 and additional disclosure provided at page 12, 13, 188 and 191 of the Amended Registration Statement.

BCA Proposal, page 145

16.	Please provide an illustrative example of the aggregate merger consideration, including each material component, including the exchange ratio. Provide similar disclosure in the Q&A or Summary.

Response to Comment 16:

In response to the Staff’s comment 16, the Company has added disclosure to pages 37, 38, 159 and 160 of the Amended Registration Statement.

BCA Proposal, page 145

17.

Please refer to the statement regarding the Founder Side Letter on page 167 that the Better Founder and CEO will donate any cash consideration he receives for his Better shares pursuant to Article III of the Merger Agreement to one or more charitable or political organizations of his choice. Revise to state the anticipated amount of such cash consideration he is expected to receive and explain the specific reasons for the receipt of such cash consideration.

Response to Comment 17:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Merger Consideration consists of shares of the Company’s common stock and $950 million of cash and that existing Better stockholders (including the Better Founder and CEO, in his capacity as an existing Better stockholder) can elect to receive cash or stock, subject to proration depending on whether cash elections are above or below $950 million. Although the Better Founder and CEO has committed pursuant to the Founder Side Letter to elect only Stock Consideration, the Company cannot predict whether cash will be under-subscribed by existing Better stockholders such that the Better Founder and CEO would receive any cash consideration due to proration. In response to the Staff’s comment 17, the Company has added disclosure to page 180 of the Amended Registration Statement to this effect and to disclose the maximum amount of cash the Better Founder and CEO could receive at maximum proration (i.e., if all Better stockholders elected Stock Consideration, rather than Cash Consideration) and be obligated to donate to charity.

Aurora’s Board of Directors’ Reasons for the Business Combination, page 174

18.

Please balance the disclosure in this section by stating whether the board considered any negative factors in its analysis of the merger related to the business of Better as opposed to the transactional risks highlighted in the disclosure. If the board did not consider any negative factors related to the business of Better, state that in the disclosure.

Response to Comment 18:

In response to the Staff’s comment 18, the Company has added disclosure to page 191 of the Amended Registration Statement that outlines certain of the negative factors related to the Business of Better that Aurora’s board of directors considered in its analysis of the merger.

Unaudited Projected Financial Information, page 178

19.	Please tell us, and revise your next amendment as applicable, to disclose the following related to your projected financial information:

•	The material assumptions used in preparing your projected financial information and your estimated growth in market share; and

•	The process undertaken to formulate the projections, the parties who participated in the preparation of the projections, when the projections were completed, and how they were used.

Response to Comment 19:

In response to the Staff’s comment 19, the Company has added disclosure to pages 193, 194 and 195 of the Amended Registration Statement.

Unaudited Projected Financial Information, page 178

20.

We note the language stating that the financial projections “should not be relied upon as being indicative of future results, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information. You are cautioned not to rely on the projections in making a decision regarding the Business Combination, as the projections may be materially different than actual results.” These statements unduly limit a shareholder’s reliance on the disclosure in the filing. Please delete or revise as appropriate.

Response to Comment 20:

In response to the Staff’s comment 20, the Company has revised the disclosure on page 192 of the Amended Registration Statement and also included additional disclosure in response to the Staff’s comment 19. As noted in the Amended Registration Statement, market conditions, including interest rates in particular, together with constrained supply of available homes, changed significantly since the financial projections were prepared, and as a result Better believes that such financial projections are particularly non-representative of its current results of operations or near-term expectations.

Aurora’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 258

21.	In the first bullet point on page 258 please include a cross-reference to a discussion of the anti-dilution provisions in the Aurora Class B ordinary shares.

Response to Comment 21:

In response to the Staff’s comment 21, the Company has provided additional disclosure on pages 198 and 199 of the Amended Registration Statement summarizing the anti-dilution provisions in the Aurora Class B ordinary shares and included a cross-reference to such disclosure on page 273.

Better’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 291

22.

Please expand your discussion of the Home Finance Mortgage Platform Revenue Model to explain how the integrated relationship model works. Include a presentation of the steps in the sale of the loans and explain how loan servicing works in the B2B channel.

Response to Comment 22:

In response to the Staff’s comment 22, the Company has revised the disclosure on page 310 of the Amended Registration Statement and has also revised the disclosure on page 79 of the Amended Registration Statement in response to the Staff’s comment 12. The Company respectfully advises the Staff that, as of the date of this response letter, Better aims to originate, service and sell loans in the B2B channel in the same manner as loans originated in the D2C channel. As is the case with other loans, Better outsources servicing B2B loans in the interim period between origination and purchase through a sub-servicer. Once the loans are sold, Better only services such loans, again through a sub-servicer, if it has retained servicing rights thereto. As noted in the Amended Registration Statement, as of the date of this response letter, Better generally aims to sell the vast majority of its loans with servicing rights released, such that it does not retain such rights. For example, as of June 30, 2021 and December 31, 2020, Better did not have any MSRs on its consolidated balance sheets.

Key Business Metrics, page 291

23.	Please disclose the following to provide transparency and inform investors of the drivers of your operations and growth for the periods presented and discuss year-over-year changes:

•	Funded loan volume by type, i.e. direct to consumer, business to business, conforming, FHA/VA, jumbo;

•	Geographic location of funded loan volume;

•	Average loan amount;

•	Credit scores of funded loan volume;

•	Weighted average loan rate; and

•	Gain on sale margin.

Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response to Comment 23:

In response to the Staff’s comment 23, the Company advises the Staff that it has included additional disclosure on pages 70,71, 102, 286, 287, 315 and 316 of the Amended Registration Statement related to the Company’s Refinance Loan Volume, Purchase Loan Volume and Gain on Sale Margin. The Company advises the Staff that it respectfully believes that additional disclosure regarding the remaining requested metrics would not be meaningful to investors:

•

Funded loan volume by type. We respectfully direct the Staff to the disclosure on pages 292 and 314 of the Amended Registration Statement, which discloses the split between D2C and B2B loan production. The vast majority of Better’s loan production is comprised of conforming loans (96% in the year ended December 31, 2020 and 95% in the six months ended June 30, 2021). As a result, the Company does not believe that proportion of Better’s loan production represented by non-conforming loan types (including, for example, FHA/VA and jumbo loans) is meaningful or useful for investors to understand Better’s business.

•

Geographic location of funded loan volume. We respectfully direct the Staff to our risk factor regarding certain geographic concentrations of our customers on page 102 of the Amended Registration Statement. Other than such disclosure, Better does not believe the geographical mix of its business is informative or useful for investors, particularly given that Better generally sells its loan production to its loan purchaser network. Better is currently licensed to originate loans in 48 states and Better management does not manage its business on a state by state or regional basis.

•

Credit scores of funded loan volume. Similar to the Company’s disclosure of geographic locations noted immediately above, the Company discloses the average credit scores of Better’s customers on pages 287 and 336 of the Amended Registration Statement. While Better gathers such credit data in order to ensure it produces loans that meet the specifications of its loan purchaser network, Better does not target particular credit metrics or scores in the management of its business. For these reasons, the Company respectfully believe that this disclosure would not be useful for investors in understanding Better’s business.

•

Weighted average loan rate. Better does not manage its business to target particular average loan interest rates, which are the product of market conditions. Better is engaged in the production of loans that meet the specifications of its purchaser loan network at a lower cost than its competitors based on its technology advantage, which savings Better passes on to its customers. However, Better’s weighted average loan rate is not a material factor in how Better manages its business of originating and selling loans at prices paid by its loan purchaser network—not to hold loans and collect interest thereon—and, for these reasons, the Company respectfully believes that the requested metric is not material or informative to investors to understand Better’s business.

Results of Operations, page 302

24.

Please disaggregate mortgage platform revenue, net consistent with your components of revenue discussion on page 298 and enhance your discussion of year-over-year changes as necessary. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response to Comment 24:

In response to the Staff’s comment 24, the Company advises the Staff that it has revised the discussion regarding mortgage platform revenue on pages 321, 322, 323, 325 and 326 of the Amended Registration Statement and provided additional disclosure regarding year-over-year therein.

Results of Operations, page 302

25.

Please disaggregate general and administrative expense consistent with your components of operating expenses discussion on page 300 and enhance your discussion of year-over-year changes as necessary. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response to Comment 25:

In response to the Staff’s comment 25, the Company advises the Staff that it has disaggregated general and administrative expense on page 324 and 327 of the Amended Registration Statement and provided additional disclosure regarding year-over-year changes therein.

Non-GAAP Financial Measures, page 306

26.

Please revise your disclosure to explain how Adjusted Net Income is useful to investors regarding your financial condition and or results of operation, considering your Adjusted EBITDA measure and Income (loss) from operations as presented on your consolidated statement of operations. Refer to Item 10(e)(1)(i) of Regulation S-K.

Response to Comment 26:

In response to the Staff’s comment 26, the Company advises the Staff that it has revised the disclosure on page 328 of the Amended Registration Statement.

Critical Accounting Policies and Estimates

Loan Repurchase Reserve, page 316

27.	Please enhance your disclosure to discuss the assumptions used in determining your loan repurchase reserve estimate.

Response to Comment 27:

In response to the Staff’s comment 27, the Company advises the Staff that it has revised the disclosure on page 338 of the Amended Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-0623 of Ropes & Gray LLP.

Very truly yours,

/s/ Carl P. Marcellino

Carl P. Marcellino

cc:	Arnaud Massenet, Aurora Acquisition Corp.
Elizabeth Todd, Ropes & Gray LLP